J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

November 2, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the “Trust”);

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 134

Dear Ms. White:

This letter is in response to the comments you provided with respect to Post-Effective Amendment No. 134 (the “Amendment”) which was filed on behalf of the following funds:

•	JPMorgan U.S. Dividend ETF

•	JPMorgan U.S. Minimum Volatility ETF

•	JPMorgan U.S. Momentum Factor ETF

•	JPMorgan U.S. Quality Factor ETF

•	JPMorgan U.S. Value Factor ETF

(each, a “Fund” and collectively, the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into an amendment to the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 (the “485(b) Amendment”), which will become automatically effective on or about November 3, 2017. Capitalized terms used but not defined in this letter have the meanings given to them in a Fund’s registration statement.

PROSPECTUS COMMENTS – ALL FUNDS

1.	Comment: Please update the series information on EDGAR with each Fund’s ticker.

Response: The update will be made prior to the launch of the Funds.

2.	Comment: Please provide supplementally the rules-based methodology for the underlying index for each Fund (each, an “Underlying Index”).

Response: Attached to this letter as Appendix A is the rules-based methodology for each of the Underlying Indexes.

3.	Comment: Please advise supplementally whether each Fund has received relief pursuant to Rule 19b-4 under the Securities Act of 1934 (“19b-4 relief”) or explain why a Fund is not required to obtain 19b-4 relief.

Response: Relief is not required because the Fund has determined that it is eligible for listing on the NYSE Arca, Inc. pursuant to Arca Rule 5.2(j)(3), which sets forth generic listing standards for passive equity exchange-traded funds.

4.	Comment: Please provide completed fee and expense tables for the Funds to the staff prior to the effectiveness of the 485(b) Amendment.

Response: The completed fee and expense tables will be provided to the SEC staff prior to the effectiveness of the 485(b) Amendment.

5.	Comment: Please confirm that no recoupment is permitted under each Fund’s fee waiver agreement.

Response: Each Fund confirms that under the terms of its fee waiver agreement, the applicable service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

6.	Comment: Please disclose the number of the components in each Underlying Index.

Response: The number of securities included in each Underlying Index as of October 16, 2017 (the date of inception of each Underlying Index) will be included in the 485(b) Amendment.

7.	Comment: Please provide more detail of what “standards developed by the adviser” which is included in the first paragraph of “What are the Fund’s main investment strategies?” means.

Response: The fourth through sixth sentences of the first paragraph of “What are the Fund’s main investment strategies?” will be revised for each Fund; for example, with respect to JPMorgan U.S. Dividend ETF the revised disclosure will read:

The Underlying Index is comprised of higher yielding U.S. equity securities. The Fund’s adviser is a sponsor of the Underlying Index and developed the proprietary factors on which the Underlying Index is based. FTSE International Limited, the Benchmark Administrator, administers, calculates and governs the Underlying Index. Holdings in the Underlying Index are selected primarily from the constituents of the Russell 1000 Index, a larger Russell Index, which is comprised of large- and mid-cap equity securities of companies located in the United States.

8.	Comment: Please provide supplementally whether the providers of an Underlying Index have discretion to pick securities in an Underlying Index and if so, under what circumstances it is able to do so.

Response: As discussed above, the Underlying Index for each Fund is sponsored by the Fund’s adviser. The benchmark administrator for each Underlying Index is FTSE International Limited (“FTSE”). Neither the Funds’ adviser nor FTSE has discretion to pick securities within an Underlying Index. Securities are chosen by FTSE based on the rules-based index methodology for that Underlying Index (in accordance with generally published procedures).

9.	Comment: Please respond supplementally to the following questions:

•	Is the adviser or its affiliates involved in the ongoing maintenance or calculation of the index?

•	Does it retain any intellectual property rights over the index?

•	Does it expect to be involved in the decision-making process for changes to the underlying index or does it expect to receive consultation from FTSE prior to changing the index rules/methodology?

•	Finally, as a result of creating the standards for security selection for the index, could the adviser know most or all of the identities and weightings of the components included in the index prior to the public knowing such information?

Response: Each of the Funds will be considered a “self-indexing Fund” under its exemptive application. As self-indexing Funds, the following are the responses to each of the questions:

•	Is the adviser or its affiliates involved in the ongoing maintenance or calculation of the index? No, each Underlying Index is maintained and calculated by FTSE.

•	Does it retain any intellectual property rights over the index? Yes, at the time of the launch of these Funds, the adviser owns the intellectual property for each Underlying Index.

•	Does it expect to be involved in the decision-making process for changes to the underlying index or does it expect to receive consultation from FTSE prior to changing the index rules/methodology? With respect to each Underlying Index, FTSE retains ultimate governance authority and does not disclose changes to the holdings in the Underlying Index prior to the time that changes are announced to the public. The adviser, as the Underlying Index sponsor, may make recommendations to FTSE about changes to the Underlying Index.

•	As a result of creating the standards for security selection for the index, could the adviser know most or all of the identities and weightings of the components included in the index prior to the public knowing such information? As noted above, the adviser does not get the identities and weightings of the components of an Underlying Index prior to the time that changes are announced to the public as FTSE is an independent third party benchmark administrator with its own internal procedures governing the calculation and any changes to the constituents and weightings in the index.

10.	Comment: Please disclose that each Underlying Index is provided by an affiliate and the nature of the affiliation.

Response: The requested disclosure will be added in the 485(b) Amendment. Please see response to question 7 for further information.

11.	Comment: The disclosure states that “Holdings in the Underlying Index are selected by the Index Provider primarily from the constituents of the Russell 1000 Index . . . .” If holdings are not selected from the constituents of the Russell 1000 Index, please explain the other sources from which they could be selected.

Response: There may be infrequent instances when a security could be a component of the Underlying Index, but no longer a component of the Russell 1000 Index. This may occur when a security was originally in the Russell 1000 Index, had been removed from the Russell 1000 Index, but still qualifies for the Underlying Index based on its methodology.

12.	Comment: Please consider whether it would be more accurate to reflect the correlation of a Fund’s performance to that of an Underlying Index as 0.95 instead of 95%.

Response: We have considered the comment about how to quantify the correlation of a Fund’s performance versus that of its Underlying Index and respectfully believe that the disclosure should not be changed because it is easier for investors to understand the correlation as a percentage.

13.	Comment: Since preferred stock may be included in the Underlying Index for each Fund, please consider whether specific risk disclosure for preferred stock should be included.

Response: We have reviewed the anticipated amount that preferred stock will represent in the Underlying Index, and based on that amount, we do not believe the additional risk disclosure is necessary in the Risk/Reward Summary. We have included preferred stock risk as an additional risk in the “More About the Fund” section of the prospectus.

PROSPECTUS COMMENTS – U.S. Dividend ETF

14.	Comment: Please disclose whether the Underlying Index is based on a “rules based process.”

Response: The requested information will be included in the 485(b) Amendment.

15.	Comment: Please disclose what a “risk adjusted basis” means.

Response: The seventh sentence in the first paragraph of “What are the Fund’s main investment strategies?” will be revised as follows in the 485(b) Amendment:

Based on its rules-based selection process, the Underlying Index is designed to provide exposure to the highest dividend yielding sectors on a risk adjusted basis, meaning that the index will establish sector weights by considering both the yield of the sector and the relative volatility of sector returns.

16.	Comment: If true, disclose that since the Underlying Index is diversified across sectors, the Fund will also be diversified.

Response: The requested information will be included in the 485(b) Amendment.

PROSPECTUS COMMENTS – U.S. Minimum Volatility ETF

17.	Comment: Please explain supplementally how the Underlying Index obtains minimum volatility.

Response: The Underlying Index is constructed to attempt to minimize portfolio volatility. Sector weights are established by accounting for the overall historical volatility of each sector and correlation of the returns among sectors over the last three years. Target sector weights at each rebalance are subject to a minimum of 5% and a maximum of 20% of the Underlying Index. Individual securities are ranked based on their historical volatility over a two year period relative to their sector peers. The least volatile stocks are selected and approximately equally weighted to minimize stock specific risk.

18.	Comment: Please clarify the meaning of the following sentences:

Specifically, weightings to sectors in the Underlying Index are adjusted based on their historical volatility and the correlation among sectors with the objective to minimize the overall portfolio volatility through an optimization process subject to constraints to ensure diversification. Based on the riskiness and correlations of the sector returns, the optimization process aims to determine the optimal sector allocation that minimizes the volatility in the Underlying Index subject to constraints to ensure diversification.

Response: The sentences will be revised as follows in the 485(b) Amendment:

Specifically, sector weightings in the Underlying Index are adjusted based on their historical volatility and correlation of the returns among sectors over the last three years. Based on the riskiness and correlations of the sector returns, the optimization process aims to determine the optimal sector allocation to minimize the volatility in the Underlying Index subject to sector constraints to ensure diversification. These constraints limit the target sector weights at each rebalance to a minimum of 5% and a maximum of 20% in the Underlying Index.

19.	Comment: Please explain what is meant by “high concentrations in single securities” in the third last sentence in the first paragraph of “What are the Fund’s main investment strategies?” Does it mean that the Fund will concentrate in an industry or group of industries?

Response: The Fund will not concentrate in an industry or group of industries unless the Underlying Index does so. The sentence will be revised in the 485(b) Amendment to say that the Fund will avoid “large weightings in single securities.”

20.	Comment: In the Volatility text block, explain more clearly whether the index methodology is focused on the volatility of individual securities or sectors.

Response: The text will be revised in the 485(b) Amendment to explain that the methodology looks at the volatility of both the individual sectors and securities and will read as follows:

Volatility is measured based on the variability of returns of both sectors and individual securities. For sectors, the volatility of returns is considered over a three-year period. For individual securities, the volatility of returns is considered over a two-year period.

PROSPECTUS COMMENTS – U.S. Momentum Factor ETF

21.	Comment: In the Momentum text block, explain clarify what is meant by “high,” “recent” and “risk-adjusted” in “high recent risk-adjusted returns.”

Response: The Momentum text block will be revised as follows in the 485(b) Amendment:

Momentum – A tendency that stocks that are rising in price tend to continue to rise, while those that are falling tend to continue to fall. Targets equity securities which have higher risk-adjusted returns relative to those of their sector peers over a twelve month period. The twelve month returns are divided by the twelve month volatility of the returns to get the risk-adjusted returns.

PROSPECTUS COMMENTS – U.S. Quality Factor ETF

22.	Comment: In the Quality text block, please disclose what “higher quality” means in this context.

Response: The Quality text block will be revised as follows in the 485(b) Amendment:

Quality – Targets equity securities with higher quality characteristics relative to their sector peers as measured by profitability, earnings quality and solvency/financial risk.

PROSPECTUS COMMENTS – U.S. Value Factor ETF

23.	Comment: In the Value text block, please disclose what “targets equity securities with attractive prices” means in this context.

Response: The Value text block will be revised as follows in the 485(b) Amendment:

Relative Valuation – Targets equity securities with attractive prices relative to their sector peers based on fundamental characteristics of book yield, earnings yield, dividend yield and cash flow yield.

BACK COVER OF THE PROSPECTUS

24.	Comment: Please disclose whether the Funds make the Statement of Additional Information and financial reports are available on the Funds’ website and provide the website address.

Response: The requested information will be included in the 485(b) Amendment.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary

APPENDIX A

Ground Rules

JP Morgan US Single Factor Index Series

v1.0

ftserussell.com	October 2017

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Section 1

Introduction

1.0	Introduction

1.1	This document sets out the Ground Rules for the construction and management of the JP Morgan US Single Factor Index Series. Copies of the Ground Rules are available from www.ftserussell.com.

1.2	The JP Morgan US Single Index Series is designed to reflect the performance of US stocks representing different factor characteristics.

1.3	These Ground Rules should be read in conjunction with the FTSE Global Equity Index Series Ground Rules which are available at www.ftserussell.com, Russell U.S. Equity Indexes Construction and Methodology which is available at Russell-US and Corporate Actions and Events Guide for Non Market Cap Weighted Indexes (see Section 9). Unless stated in these Ground Rules, the JP Morgan Single Factor Index Series will follow the same process as the FTSE Global Equity Index Series.

1.4	A Price Index and Total Return Index will be calculated in real-time and published in US dollars for the JP Morgan US Single Factor Index Series. The Total Return and Net of Tax Indexes include income based on ex dividend adjustments.

1.5	The Net of Tax Total Return Index is calculated based on the maximum withholding tax rates applicable to dividends received by institutional investors who are not resident in the same country as the remitting company and who do not benefit from double taxation treaties.

1.6	FTSE Russell

FTSE Russell is a trading name of FTSE International Limited (FTSE), Frank Russell Company (Russell), FTSE TMX Global Debt Capital Markets Inc. and FTSE TMX Global Debt Capital Markets Limited (together, “FTSE TMX”) and MTSNext Limited. FTSE, Russell and FTSE TMX are each benchmark administrators of indexes. References to FTSE Russell should be interpreted as a reference to the relevant benchmark administrator for the relevant index.

1.7	FTSE Russell hereby notifies users of the index series that it is possible that circumstances, including external events beyond the control of FTSE Russell, may necessitate changes to, or the cessation of, the index series and therefore, any financial contracts or other financial instruments that reference the index series or investment funds which use the index series to measure their performance should be able to withstand, or otherwise address the possibility of changes to, or cessation of, the index series.

1.8

Index users who choose to follow this index series or to buy products that claim to follow this index series should assess the merits of the index’s rules-based methodology and take independent investment advice before investing their own or client funds. No liability whether as a result of negligence or otherwise is accepted by FTSE Russell (or any person concerned with the preparation

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or publication of these Ground Rules) for any losses, damages, claims and expenses suffered by any person as a result of:

•	any reliance on these Ground Rules, and/or

•	any errors or inaccuracies in these Ground Rules, and/or

•	any non-application or misapplication of the policies or procedures described in these Ground Rules, and/or

•	any errors or inaccuracies in the compilation of the index series or any constituent data.

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Section 2

Management Responsibilities

2.0	Management Responsibilities

2.1	FTSE International Limited (FTSE)

2.1.1	FTSE is the benchmark administrator of the index series.

2.1.2	FTSE is responsible for the daily calculation, production and operation of the index series and will:

•	maintain records of the index weightings of all constituents;

•	make changes to the constituents and their weightings in accordance with the Ground Rules;

•	carry out periodic index reviews of the index series and apply the changes resulting from the reviews as required by the Ground Rules;

•	publish changes to the constituent weightings resulting from their ongoing maintenance and the periodic reviews;

•	disseminate the indexes.

2.1.3	FTSE is responsible for monitoring the performance of the JP Morgan US Single Factor Index Series throughout the day and will determine whether the status of the Index should be Firm, Closed, Indicative or Held (see Appendix B).

2.1.4	These Ground Rules set out the methodology and provide information about the publication of the JP Morgan US Single Factor Index Series.

2.2	Amendments to these Ground Rules

2.2.1	These Ground Rules shall be subject to regular review by FTSE Russell to ensure that they continue to meet the current and future requirements of investors and other index users. Any proposals for significant amendments to these Ground Rules will be subject to consultation with FTSE Russell advisory committees and other stakeholders if appropriate. The feedback from these consultations will be considered by the FTSE Russell Governance Board before approval is granted.

2.2.2	As provided for in the Statement of Principles for FTSE Russell Equity Indexes, where FTSE Russell determines that the Ground Rules are silent or do not specifically and unambiguously apply to the subject matter of any decision, any decision shall be based as far as practical on the Statement of Principles. After making any such determination, FTSE Russell shall advise the market of its decision at the earliest opportunity. Any such treatment will not be considered as an exception or change to the Ground Rules, or to set a precedent for future action, but FTSE Russell will consider whether the Ground Rules should subsequently be updated to provide greater clarity.

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Section 2

FTSE Russell Index Policies

3.0	FTSE Russell Index Policies

These Ground Rules should be read in conjunction with the following policy documents which can be accessed using the links below:

3.1	Statement of Principles for FTSE Russell Equity Indexes (the Statement of Principles)

Indexes need to keep abreast of changing markets and the Ground Rules cannot anticipate every eventuality. Where the Ground Rules do not fully cover a specific event or development, FTSE Russell will determine the appropriate treatment by reference to the Statement of Principles which summarises the ethos underlying FTSE Russell’s approach to index construction. The Statement of Principles is reviewed annually and any changes proposed by FTSE Russell are presented to the FTSE Russell Policy Advisory Board for discussion before approval by FTSE Russell’s Governance Board.

The Statement of Principles can be accessed using the following link:

Statement_of_Principles.pdf

3.2	Queries and Complaints

FTSE Russell’s complaints procedure can be accessed using the following link:

Queries_and_Complaints_Policy.pdf

3.3	Index Policy for Trading Halts and Market Closures

3.3.1	Guidance for the treatment of index changes in the event of trading halts or market closures can be found using the following link:

FTSE_Russell_Index_Policy_for_Trading_Halts_and_Market_Closures.pdf

3.4	Recalculation Policy and Guidelines

3.4.1	The JP Morgan US Single Factor Index Series is recalculated whenever errors or distortions occur that are deemed to be significant. Users of the J. P. Morgan US Single Factor Index Series are notified through appropriate media.

For further information refer to the FTSE Russell Recalculation Policy and Guidelines document which is available from the FTSE Russell website using the link below or by contacting info@ftserussell.com.

FTSE_Russell_Index_Recalculation_Policy_and_Guidelines.pdf

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3.5	Index Policy in the Event Clients are Unable to Trade a Market

3.5.1	Details of FTSE Russell’s treatment can be accessed using the following link:

FTSE_Russell_Index_Policy_in_the_Event_Clients_are_Unable_to_Trade_a_Market.pdf

3.6	FTSE Russell Policy for Benchmark Methodology Changes

3.6.1	Details of FTSE Russell’s policy for making benchmark methodology changes can be accessed using the following link:

FTSE_Russell_Policy_for_Benchmark_Methodology_Changes.pdf

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Section 4

Eligible Securities

4.0	Eligible Securities

4.1	Single Factor Indexes

The eligible universe of each index in the JP Morgan US Single Factor Index Series consists of all securities from the relevant underlying index.

4.2	Underlying Indexes

The underlying index of each index in the JP Morgan US Single Factor Index Series is shown below.

JP Morgan US Single Factor Index Series	Underlying Index
JP Morgan US Minimum Volatility Index	Russell 1000 Index
JP Morgan US Dividend Index	Russell 1000 Index
JP Morgan US Value Factor Index	Russell 1000 Index
JP Morgan US Momentum Factor Index	Russell 1000 Index
JP Morgan US Quality Factor Index	Russell 1000 Index

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Section 5

Factor Construction

5.0	Factor Construction

5.1	Data Cut-off Date

The data cut-off date for the determination of factor data is the close of business on the last trading day of the month before the review month.

5.2	Liquidity

5.2.1	Liquidity is defined as the median daily trading volume over the 22 business days prior to the data cut-off date (Rule 5.1) adjusted for corporate actions multiplied by the price as of the data cut-off date.

5.3	Factor Ranks

5.3.1	The factor rank of each stock is defined as the percentile rank within the relevant ICB industry of the eligible universe, where factor values are available. The percentile rank for constituent i in industry k is calculated as:

where ci is the number of constituents in industry k with factor values less attractive than the factor value of the ith constituent, fi is the number of constituents with an identical factor value to constituent i (excluding itself) and N is the total number of eligible constituents in industry k.

5.3.2	Constituents with missing factor values are assigned a factor rank of 50.5 and are not included in the percentile ranking calculation detailed in Rule 5.3.1.

5.3.3	Stocks with lower percentile rank are more attractive than stocks with a higher percentile rank. Where two or more constituents have identical ranks, they are ordered by liquidity (Rule 5.2) and then free float adjusted market capitalisation, such that the least liquid and smaller constituent is considered the least attractive.

5.4	Dividend Yield

Dividend yield is defined as the latest 12 month trailing dividend (ordinary and extraordinary but excluding special dividends) from third party data providers as of the data cut-off date (Rule 5.1) divided by full market capitalisation as of the data cut-off date.

Dividend Yield	=	Latest 12 month Trailing Dividend
Market Capitalisation

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5.5	Value

Value is comprised of the following four metrics:

1.	Earnings Yield	=	Latest 12 month Net Income
Market Capitalisation

2.	Book to Price	=	Latest reported Book Value
Market Capitalisation

3.	Free Cash Flow	=	Latest 12 month Net Operating Cash Flow less Capital Expenditure
Market Capitalisation

4.       Dividend Yield, as defined in Rule 5.4.

Free Cash Flow, 12 month Net Income and latest Book Value are sourced from third party data providers as of the data cut-off date (Rule 5.1). Market Capitalisation is the full market capitalisation as of the data cut-off date.

Securities are ranked independently on each value metric within each ICB industry according to Rule 5.3 such that higher value characteristics (or relatively cheaper stocks) are more attractive. An overall value score is assigned to each security by taking the average of the individual value metric rankings. The overall value score is re-ranked according to Rule 5.3, such that a lower overall score is more attractive.

Securities classified as financials (ICB industry 8000) are assigned a factor rank of 50.5 for Free Cash Flow

5.6	Volatility

Volatility is defined as the inverse of the standard deviation of local daily total returns over a two year period. The volatility score is determined by ranking the securities according to Rule 5.3 such that lower volatility stocks are more attractive.

A minimum of 400 daily price observations is required. A security with fewer than 400 daily price observations is awarded a neutral score of 50.5..

5.7	Momentum

Momentum is calculated as the one year total return in local currency divided by the standard deviation of daily local returns over one year.

Momentum	=	12 Month Local Return
Standard Deviation of 1 Year of Daily Local Returns

The momentum score is determined by ranking momentum values according to Rule 5.3, where higher momentum stocks are more attractive.

5.8	A minimum of 200 daily price observations is required. A security with fewer than 200 daily price observations is awarded a neutral score of 50.5.

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Quality

Quality is comprised of ten i metrics spanning three themes; Profitability, Solvency & Risk and Earnings Quality.

The averages of Total Shareholders’ Equity, Total Equity, Total Debt, Current Liabilities Total Assets, and Net Operating Assets are the average of the latest annual or interim value and value from the corresponding period 12 months previously.

Net Income, Cash Flow, and Capital Expenditure are the latest reported 12 month values. Cash, Debt, Liabilities and Assets are the latest reported values. All data is sourced from the third party data providers as of the data cut-off date (Rule 5.1).

Securities are ranked independently on each Quality metric within each ICB industry according to Rule 5.3. Higher values of the following characteristics are more attractive: ROE, Cash Flow ROI, Free Cash Flow/Sales, Cash Flow Interest Cover, Free Cash Flow/Current Liabilities, Cash Flow/Total Debt. Lower values of the following measures are more attractive: Volatility, Change in Accruals,

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Balance Sheet Based Operating Accruals, Cash Flow Based Operating Accruals. An overall Quality score is assigned to each security by taking the average of the individual Quality metric rankings. The overall Quality score re-ranked according to Rule 5.3, such that a lower overall score is more attractive.

Securities classified as financials (ICB industry 8000) are assigned a factor rank of 50.5 for Cash Flow ROI, Free Cash Flow/Sales, Cash Flow Interest Coverage, Free Cash Flow/Current Liabilities, Cash Flow/Total Debt, Change in Accruals, Balance Sheet Based Operating Accruals, and Cash Flow Based Operating Accruals.

5.9	Index Back-Histories

In order to simulate the availability of factor data prior to the November 2017 launch date of the JP Morgan Single Factor Index Series, index reviews prior to this date, with the exception of the September 2017 review, utilise fundamental data that is lagged by a period of three months. For example, the Value factor detailed in Rule 5.5 incorporates twelve month Net Income and Book Value measures that were available three months prior to the data cut-off date.

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Section 6

Periodic Review of Constituents

6.0	Periodic Review

6.1	JP Morgan Single Factor Indexes derived from the Russell 1000 Index will be reviewed quarterly in March, June, September and December, based on fundamental and price data at the close of business on the last trading day of the month prior to review, Constituents as of the Monday following the third Friday of the review month will be used except in June when constituents of the Russell 1000 Index reconstitution date will be used.

6.2	The review will be implemented after the close of business on the third Friday of March, September and December. In June the review will be implemented on the same date as the Russell 1000 annual reconstitution.

6.3	For details of the implementation dates of the Russell 1000 Index, please refer to the Russell U.S. Equity Indexes Construction and Methodology available at Russell-US.

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Section 7

Industry Allocation

7.0	Industry Allocation

7.1	The JP Morgan US Single Factor Index Series aims to achieve a set of Industry Target Weights.

7.1.1	Industry Target Weights are derived from either a single factor Reference Index or from the underlying index.

JP Morgan US Single Factor Index	Determination of Industry Target Weights	Rule
JP Morgan US Minimum Volatility Index	JP Morgan US Minimum Factor Volatility Reference Index	7.3
JP Morgan US Dividend Index	JP Morgan US Dividend Factor Reference Index	7.4
JP Morgan US Value Factor Index	Russell 1000 Index	7.3
JP Morgan US Momentum Factor Index	Russell 1000 Index	7.2
JP Morgan US Quality Factor Index	Russell 1000 Index	7.2

7.2	Industry Target Weights - JP Morgan US Value Factor, JP Morgan US Momentum Factor and JP Morgan US Quality Indexes

7.2.1	The Industry Target Weights of the JP Morgan US Quality Factor, Momentum Factor and Value Factor Indexes are the free float adjusted market capitalization of ICB industry weight of the underlying index based on the data at the close of business on the last trading day of the month prior to review adjusted for corporate actions and changes to the index effective day (Rule 6.1 – 6.2).

7.3	Industry Target Weights – JP Morgan US Minimum Volatility Index

7.3.1	Industry Target Weights for the JP Morgan US Minimum Volatility Index are derived using the ten JP Morgan US Minimum Volatility Reference ICB Industry Indexes.

7.3.2	Each JP Morgan US Minimum Volatility Reference ICB Industry Index consists of the equally weighted set of constituents with a Low Volatility Factor Rank (Rule 5.6) that is less than or equal to 50 within each ICB Industry.

7.3.3	The constituents of each JP Morgan US Minimum Volatility Reference ICB Industry Index are reviewed and reweighted concurrently with the JP Morgan US Minimum Volatility Index.

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7.3.4	The Industry Target Weights for JP Morgan US Minimum Volatility Index are determined using the following optimisation:

Where K = 10 is the total number of ICB industries, l = 10–4 is a constant, ws is the vector of target industry weights, i denotes individual ICB industry, s is the vector of industry target weights and Ω is the shrunk industry covariance matrix such that the element at row i and column j is:

Where si is the volatility of the JP Morgan US Minimum Volatility Reference ICB Industry Index of industry i and ri,j is the correlation between the JP Morgan US Minimum Volatility Reference ICB Industry Indexes i and j. Both the volatilities and the correlations are based on three years of weekly (Wednesday to Wednesday) total return in USD.

7.4	Industry Target Weights – JP Morgan US Dividend Index

7.4.1	Industry Target Weights for the JP Morgan US Dividend Index are derived from the ten JP Morgan US Dividend Reference ICB Industry Indexes.

7.4.2	The JP Morgan US Dividend Reference ICB Industry Indexes consist of the equally weighted set of constituents with a Dividend Yield Factor Rank (Rule 5.4) that is less than or equal to 50 within each ICB Industry.

7.4.3	For each JP Morgan US Dividend Reference ICB Industry Index i the median yield, based on the eligible constituents, is calculated.

7.4.4	The Z-scores, zi, of the median yields are determined and Z-scores greater than 2 or less than -2 are capped at ±2 respectively.

7.4.5	The capped Z-scores are subsequently rescaled such that the highest score equals smax and the lowest score equals smin:

7.4.6	The re-scaled score zi’ is then scaled by the inverse of the volatility of the JP Morgan US Dividend Reference ICB Industry Index, si, are based on three years of weekly (Wednesday to Wednesday) total return in USD and re-normalised to obtain the uncapped Industry Target Weights.

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7.4.7	The Industry Target Weights for the JP Morgan US Dividend Index are capped to ensure all Industry Target Weights are between 0.05 and 0.2. Industry Target Weights < 0.05 are set to 0.05 and Industry Target weights > 0.2 are set to 0.2. To ensure the sum of Target Industry Weights is one, the remaining weight difference is distributed in proportion to Target Industry Weight to those industries with weights > 0.05 and < 0.2 in an iterative process until the constraints are met.

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Section 8

Weighting Methodology

8.0	Weighting Methodology

8.1	Common Parameters

8.1.1	The following parameters are used throughout the Weighting Methodology:

	Parameter
JP Morgan Diversified Index	t (bps)	lmax	dmax	x1 (bps)	x2 (bps)	zturn	zmax	wmin (bps)	wmax (bps)	gmin
JP Morgan US Minimum Volatility Index	10	4	1	60	50	50	80	5	75	0.03
JP Morgan US Dividend Index	10	4	1	60	50	50	80	5	75	0.05
JP Morgan US Value Index	10	4	1	ƒ1 (Wcap)	ƒ2 (Wcap)	50	80	5	ƒ3 (Wcap)	0.05
JP Morgan US Momentum Index	10	4	1	ƒ1 (Wcap)	ƒ2 (Wcap)	50	80	5	ƒ3 (Wcap)	0.10
JP Morgan US Quality Index	10	4	1	ƒ1 (Wcap)	ƒ2 (Wcap)	50	80	5	ƒ3 (Wcap)	0.05

where:

t is the proportion of underlying index free float adjusted market capitalisation that determines the notional index size lmax is the liquidity in days that determines maximum unlimited constituent weight dmax is the liquidity in days that determines the maximum permitted weight change

x1 and x2 are intermediate constituent weight limits. For the JP Morgan US Value Factor, Momentum Factor and Quality Factor Indexes these are a function of the free float adjusted market capitalisation weights of each constituent i, wcap,i:

and

zturn and zmax are maximum ranks which determine constituent eligibility.

wmin is the minimum permitted weight of a new constituent

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wmax is the maximum permitted (limited) weight of a constituent. For the JP Morgan US Value Factor, Momentum Factor and Quality Factor Indexes these are a function of market capitalisation weights of each constituent i,wcap,i:

gmin is the one-way turnover threshold.

8.2	Liquidity Constraints

8.2.1	The weighting of the JP Morgan US Single Factor Index Series employs two liquidity constraints:

8.2.2	The maximum weight of a constituent is limited to:

where li is the value of the liquidity (Rule 5.2) of constituent i, V is the free float adjusted market capitalisation of the underlying index on the data cut-off date, and lmax, and t are defined in Rule 8.1

8.2.3	The maximum possible weight change of a constituent is limited to:

where li is the value of the liquidity factor of constituent i, V is the free float adjusted market capitalisation of the underlying index on the data cut-off date, and dmax, and t are defined in Rule 8.1.

8.2.4	The Industry Target Weights are capped by a liquidity limit. The liquidity limit for an industry i is defined as a sum of constituent liquidity weighting limits where wL,k is a liquidity based limit for of stock k (see 8.2.2) and x2 is a predefined constituent weight limit (see 8.1.1). Capped Industry Targets Weights that are above the liquidity limit have their weight set to the liquidity limit and the excess weight is redistributed to the rest of the uncapped industries in proportion to their weights. This process is repeated until all Industry Target Weights satisfy their liquidity limit or a maximum of 10 iterations has been reached.

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8.3	Initial Review

8.3.1	The JP Morgan US Single Factor Index Series is initialized at the June 1999 review.

8.3.2	The initial input weights for all eligible constituents prior to the initial review are zero.

8.3.3	The initial review uses a relaxed liquidity constraint (Rule 8.2.3):

8.4	Constituent Reweighting

8.4.1	Current constituent weights wcut,i at the close on the data cut-off date (Rule 5.1) are the review starting weights. The data cut-off date weights for eligible constituents not in the current index are zero.

8.4.2	Constituents that are not eligible for inclusion (Section 4) are deleted.

8.4.3	Remaining constituents weights that exceed the upper weight limit x1 defined in Rule 8.1 are reduced:

where ΔL,i is the maximum permitted weight change of constituent i (Rule 8.2.3), w0,i is the weight of constituent i after adjustment and x1,i is defined in Rule 8.1.

8.4.4	Within each ICB Industry, if after the application of Rules 8.4.1 to 8.4.3, the combined weight of current constituents in the ICB Industry is less than the than the corresponding Industry Target Weight (Rule 7.2 to 7.4), the weight of constituents in this ICB industry are increased to achieve the target weights (with the stocks to increase determined by Rule 8.4.5), subject to weight and liquidity constraints (Rule 8.2).

8.4.5	Sequentially, starting with the most attractively ranked stock in the ICB Industry increase the weight of each stock subject to:

where w1,i is the weight of constituent i after adjustment, ws,k is the target industry weight, ICBk denotes the constituents in the current industry k, SjeICBk wj is the current weight in the ICB Industry and x2,i is an upper weight limit defined in Rule 8.1, pi is the percentile rank of constituent i (Rule 5.3), zmax (Rule 8.1) is the least attractive rank which can be invested into and wL,i (Rule 8.1) is a maximum weight limit.

New constituents (w0,i = 0) are subject to an additional constraint, w1,i ≥ wmin, where wmin (Rule 8.1) is the minimum permitted weight for a new constituent.

The reweighting sequence in the current ICB industry stops when the target industry weight has been achieved, or all constituents in the industry has been reweighted or all constituents with their factor percentile rank (Rule 5.3) more attractive than zmax (Rule 8.1) has been reweighted, permitted by the weight adjustment constraints.

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8.4.6	Within each ICB Industry, if after the application of Rules 8.4.1 to 8.4.3, the combined weight of current constituents in the ICB Industry is greater than the than the corresponding Industry Target Weight (Rule 7.2 to 7.4), the weight of the constituents in this ICB industry is decreased to achieve the target weight (with the stocks to increase determined by Rule 8.4.7), subject to the weight and liquidity constraints (Rule 8.2).

8.4.7	Sequentially, starting with the least attractively ranked stock in the ICB Industry decrease the weight of each stock subject to:

where w1,i is the weight of constituent i after adjustment, w0,i is the weight before adjustment, ws,k is the target industry weight, SjÎICBk wj is the current weight in industry k.

8.5	Achieving Full Investment

8.5.1	Following the application of Rules 8.4.1 to 8.4.7 if the constituent weights do not sum to one, the constituent weights are adjusted in proportion to free float adjusted market capitalisation, subject to the weight and liquidity constraints (Rule 8.2).

8.5.2	If the sum of the constituent weights is less than one, the remaining weight is redistributed according to the following iterative procedure:

where w’2,i is the weight of constituent i before the adjustment, Sj wj is the current weight of the index (after previous iteration) , ci is the free float adjusted market capitalisation of constituent i and wmax and wL,i are maximum weight limits defined in Rule 8.1. For the first iteration, the weights w’2,i = w1,i.

8.5.3	If the sum of the constituent weights is greater than one, the excess weight is removed according to the following iterative procedure:

where w’2,i is the weight of constituent i before this adjustment, Sj wj is the current weight of the index (after previous iteration) and ci is the free float adjusted market capitalisation of constituent i. For the first iteration, the weights w’2,i = w1,i.

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8.5.4	Rules 8.5.1 to 8.5.3 are repeated until the sum of constituent weights is one. If the application of these rules fails to achieve full investment (i.e. sum of weights equal to 100%), the liquidity and weight constraints are relaxed and the review is reinitiated using the new constraints starting from Rule 7,5.1. The relaxed constraints are:

8.6	Achieving Further Increases in Factor Exposure

8.6.1	Following the application of Rules 8.4 and 8.5 if the one way turnover is less than gmin (Rule 8.1) then attempt to divest from unattractively ranked current constituents and reinvest into attractively ranked eligible constituents. One way turnover, g, is calculated as half the aggregate change in constituent weightings (including additions and deletions):

8.6.2	Eligible and current constituents are ranked at the index level from least attractive to most attractive. In the case where two or more constituents have identical ranks, they are reverse ordered by liquidity (Rule 5.2) and then free float adjusted market capitalisation, such that the most liquid and largest constituent is considered least attractive.

8.6.3	Sequentially, starting with the least attractive current constituent i, transfer weight Δ from constituent i to the most attractive eligible (or current) constituent j that have its factor percentile rank (Rule 5.3) no less attractive than zturn (Rule 8.1) in the same ICB Industry. The reinvested weight Δ, must not exceed the remaining available weight for investment in the ICB Industry, that is the total weight change within the ICB Industry must be zero:

the weights of the stocks i and j are adjusted using:

8.6.4	New constituents (w2,j = 0) are subject to an additional constraint, w3,j ≥ wmin , where wmin (Rule 8.1) is the minimum permitted weight for a new constituent.

8.6.5	The iterative procedure described in 8.6.2 to 8.6.4 is continued until the one way turnover target is achieved, g = gmin, or insufficient liquidity remains to affect any further reweighting. For the first iteration, the weights w3,i = w2,i.

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Section 9

Changes to Constituent Companies

9.0	Changes to Constituent Companies

9.1	Intra-review Additions

9.1.1	Additions into the Russell 1000 Indexes will be considered for inclusion in the relevant JP Morgan US Single Factor Index Series at the next review.

9.2	Intra-review Deletions

A constituent will be removed from the JP Morgan US Single Factor Index Series if it is also removed from its corresponding underlying index. A minimum of 2 days notice will be provided and its weight will be distributed pro-rata amongst the remaining constituents in the relevant index.

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Section 10

Corporate Actions and Events

10.0	Corporate Actions and Events

10.1	If a constituent of a JP Morgan US Single Factor Index Series has a stock split, stock consolidation, rights issue, bonus issue, a change in the number of shares in issue or a change in free-float, the constituent’s weighting in the relevant index remains unchanged pre and post such an event.

10.2	Full details of changes to constituent companies due to corporate actions and events can be accessed in the Corporate Actions and Events Guide for Non Market Capitalisation Weighted Indexes using the following link:

Corporate_Actions_and_Events_Guide_for_Non_Market_Cap_Weighted_Indices.pdf

A Corporate ‘Action’ is an action on shareholders with a prescribed ex date. The share price will be subject to an adjustment on the ex date. These include the following:

•	Capital Repayments

•	Rights Issues/Entitlement Offers

•	Stock Conversion

•	Splits (sub-division) / Reverse splits (consolidation)

•	Scrip issues (Capitalisation or Bonus Issue).

A Corporate ‘Event’ is a reaction to company news (event) that may impact the index depending on the index rules. For example, if a company announces a strategic shareholder is offering to sell their shares (secondary share offer), this could result in a free float weighting change in the index. Where an index adjustment is required, FTSE Russell will provide notice advising of the timing of the change.

10.3	Takeovers, Mergers and Demergers

The treatment of takeovers, mergers and demergers can be found within the Corporate Actions and Events Guide for Non Market Capitalisation Weighted Indexes.

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Section 11

Index Calculation Method

11.0	Index Calculation Method

11.1	Prices

11.1.1	The JP Morgan Single Factor Index Series uses actual closing mid-market or last trade prices, where available, for securities with local market quotations. Further details can be accessed using the following link:

Closing_Prices_Used_For_Index_Calculation.pdf

11.2	Calculation Frequency

11.2.1	The index series will be calculated on an end of day basis.

11.3	Index Calculation

11.3.1	The index series is calculated using the algorithm described below:

Where,

•	i=1,2,...,N

•	N is the number of securities in the index.

•	pi is the latest trade price of the component security (or the price at the close of the index on the previous day).

•	ei is the exchange rate required to convert the security’s currency into the index’s base currency.

•	si is the number of shares in issue used by FTSE Russell for the security, as defined in these Ground Rules.

•	fi is the Investability Factor to be applied to a security to allow amendments to its weighting, expressed as a number between 0 and 1, where 1 represents a 100% free float. This factor is published by FTSE Russell for each security in the underlying index.

•	ci is the Weight Adjustment Factor to be applied to a security to correctly weight that security in the index. This factor maps the investable market capitalisation of each stock to a notional market capitalisation for inclusion in the index.

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where i are the constituent index weights as calculated in Section 5 and Wi are the underlying eligible universe investable market capitalisation index weights as at the most recent review date.

•	d is the divisor, a figure that represents the total issued share capital of the index at the base date. The divisor can be adjusted to allow changes in the issued share capital of individual securities to be made without distorting the index.

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Appendix A: Index Opening and Closing Hours

Index	Open	Close
JP Morgan US Minimum Volatility Index

JP Morgan US Dividend Index

JP Morgan US Value Factor Index

JP Morgan US Momentum Factor Index

JP Morgan US Quality Factor Index

Monday to Friday	9:30	16:30

Notes:

1.	The indexes will be calculated during normal trading hours of the New York Stock Exchange, NYSE Arca and NASDAQ will be closed on US holidays.

2.	Timings are based on Eastern Standard Time (EST).

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Appendix B: Status of Index

A Price Index, Total Return Index and Net of Tax Index will be calculated on a real-time basis in US Dollars. The J. P. Morgan Diversified Index may exist in the following states.

A)	Firm

The index is being calculated during Official Market Hours (see Appendix A). No message will be displayed against the Index value.

B)	Closed

The index has ceased all calculations for the day. The message ‘CLOSE’ will be displayed against the index value calculated by FTSE Russell.

C)	Held

During Official Market Hours, an Index has exceeded pre-set operating parameters and the calculation has been suspended pending resolution of the problem. The message ‘HELD’ will be displayed against the last Index value calculated by FTSE Russell.

D)	Indicative

If there is a system problem or situation in the market that is judged to affect the quality of the constituent prices at any time when the Index is being calculated, the Index will be declared indicative (e.g. normally where a ‘fast market’ exists in the equity market). The message ‘IND’ will be displayed against the Index value calculated by FTSE Russell.

The official opening and closing hours of the JP Morgan US Single Factor Index Series are set out in Appendix A. Variations to the official hours of the Index will be published by FTSE Russell.

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Appendix C: Further Information

A Glossary of Terms used in FTSE Russell’s Ground Rule documents can be found using the following link:

Glossary.pdf

Further information on the JP Morgan US Single Factor Index Series is available from FTSE Russell.

For contact details please visit the FTSE Russell website or contact FTSE Russell client services at info@ftserussell.com.

Website: www.ftserussell.com

© 2017 London Stock Exchange Group plc and its applicable group undertakings (the “LSE Group”). The LSE Group includes (1) FTSE International Limited (“FTSE”), (2) Frank Russell Company (“Russell”), (3) FTSE TMX Global Debt Capital Markets Inc. and FTSE TMX Global Debt Capital Markets Limited (together, “FTSE TMX”) and (4) MTSNext Limited (“MTSNext”). All rights reserved.

The JP Morgan US Single Factor Index Series is calculated by FTSE or its agent. All rights in the Index Series vest in FTSE.

FTSE Russell® is a trading name of FTSE, Russell, FTSE TMX and MTS Next Limited. “FTSE®”, “Russell®”, “FTSE Russell®” “MTS®”, “FTSE TMX®”, “FTSE4Good®” and “ICB®” and all other trademarks and service marks used herein (whether registered or unregistered) are trade marks and/or service marks owned or licensed by the applicable member of the LSE Group or their respective licensors and are owned, or used under licence, by FTSE, Russell, MTSNext, or FTSE TMX.

All information is provided for information purposes only. Every effort is made to ensure that all information given in this publication is accurate, but no responsibility or liability can be accepted by any member of the LSE Group nor their respective directors, officers, employees, partners or licensors for any errors or for any loss from use of this publication or any of the information or data contained herein.

No member of the LSE Group nor their respective directors, officers, employees, partners or licensors make any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the JP Morgan US Single Factor Index Series or the fitness or suitability of the Index Series for any particular purpose to which it might be put.

No member of the LSE Group nor their respective directors, officers, employees, partners or licensors provide investment advice and nothing in this document should be taken as constituting financial or investment advice. No member of the LSE Group nor their respective directors, officers, employees, partners or licensors make any representation regarding the advisability of investing in any asset. A decision to invest in any such asset should not be made in reliance on any information herein. Indexes cannot be invested in directly. Inclusion of an asset in an index is not a recommendation to buy, sell or hold that asset. The general information contained in this publication should not be acted upon without obtaining specific legal, tax, and investment advice from a licensed professional.

No part of this information may be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without prior written permission of the applicable member of the LSE Group. Use and distribution of the LSE Group index data and the use of their data to create financial products require a licence with FTSE, Russell, FTSE TMX, MTSNext and/or their respective licensors.

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